BGIN BLOCKCHAIN LIMITED

March 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re: BGIN BLOCKCHAIN LIMITED

Registration Statement on Form F-1

Filed February 21, 2025

File NO. 333-285108

Ladies and Gentlemen:

BGIN BLOCKCHAIN LIMITED (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 28, 2025 regarding the above-referenced Registration Statement on Form F-1 filed by the Company on February 21, 2025. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amended Registration Statement on Form F-1 (“Amendment No. 1 to Registration Statement on Form F-1”) is being filed by the Company to accompany this response letter.

Registration Statement on Form F-1

General

1.	To the extent material, please add a discussion of the recent tariffs imposed on goods imported to the U.S. from China in an appropriate section of your registration statement and add a risk factor that addresses the risks associated with the recent tariffs.

Response: In response to the Staff’s comment, we added a discussion of the recent tariffs imposed on goods imported to the U.S. from China under “Prospectus Summary – Recent Development” on pages 4 and 5 of Amendment No. 1 to Registration Statement on Form F-1 and a risk factor under the title “Our mining machines exported from Asia to the United States may be subject to the additional tariffs recently imposed by the U.S. government on certain products imported from China, which could adversely affect our supply chain, cost structure, and results of operations” on page 46 of Amendment No. 1 to Registration Statement on Form F-1.

Prospectus Summary

Recent Development

Preliminary Estimates of Financial Results for the Fiscal Year Ended December 31, 2024

2. Please revise your registration statement to address the following:

● To provide balance to your disclosures, provide additional context for the preliminary information you provide. Explain why only this information is provided, why you do not provide information for other material captions on your statements of operations and comprehensive income, and how the information provided is meaningful to understand your performance as indicated in the last paragraph in this section without the excluded information.

Response: We respectfully advise the Staff that we only provided information on the Company’s revenue, costs of revenue, gross profit, and gross profit margins as our unaudited consolidated financial statements for the fiscal year ended December 31, 2024 are not yet available since our financial closing procedures for the year ended December 31, 2024 are not yet complete. However, we believe that certain preliminary information for our performance in fiscal year 2024, such as estimates of revenue, cost of revenue, gross profits and gross profit margins, as well as the main causes of the changes as compared to those items in fiscal year 2023, will provide investors important information as to the recent trends in our business in fiscal year 2024, compared to our historical performance during fiscal years 2023 and 2022, and can facilitate their investment decisions. These preliminary unaudited consolidated statement of profit or loss data reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our operating results for the periods presented.

● Please expand your narrative disclosure to provide an analysis of the measures you provide. Your discussion should explain significant changes from prior historical periods and address whether or not trends evidenced in the preliminary financial results are consistent with the trends discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations. In this regard, as examples and not a complete listing, explain why sales of mining machines and the related margin as a percentage of sales has declined since 2023, why self-mining revenues are higher in the second half of 2024 yet margin as a percentage of revenue appears to have significantly declined, and why overall margin as a percentage of revenue has declined in the second half of 2024 and for the full year.

Response: In response to the Staff’s comment, we revised our disclosure on pages 2 through 4 of Amendment No. 1 to Registration Statement on Form F-1 to include the following disclosure:

Comparative revenue, cost of revenue, gross profit and gross profit margins for the fiscal years ended December 31, 2024 and December 30, 2023

The following tables list the Company’s revenue, costs of revenue, gross profit, and gross profit margins by source of revenue.

Mining Revenue

Unit: in USD	For the Year Ended December 31, 2024 (Unaudited)	For the Year Ended December 31, 2023
Revenues	44,980,957	13,000,074
Cost of services	28,893,626	8,451,706
Gross profit	16,087,331	4,548,368
Gross profit margin %	36%	35%

In the fiscal year ended December 31, 2024, our self-mining revenue increased by US$31.98 million, or 246%, compared to the fiscal year ended December 31, 2023. The main reason for the revenue growth was an increase in the number of self-mining machines we operated in the fiscal year ended December 31, 2024. As of December 31, 2024, the Company had 45,888 mining machines in the U.S. for self-mining purposes, among which 39,763 machines were added in the second half of fiscal year 2024, while as of December 31, 2023, the number of mining machines in operation was only 6,139. Our overall gross profit margin slightly increased from 35% in 2023 to 36% in 2024, with the gross profit margin remaining relatively stable.

To reduce the risk of having revenue and operating income predominantly tied to sales of KAS mining machines, management decided to increase investment in its own mining operations in the second half of 2024. As of December 31, 2024, the Company owned45,888 mining machines in the U.S. for its self-mining purposes, and collaborated with several third-party miner hosting sites to meet the needs of its own mining operations. As a result of the unit price of electricity at third-party hosting sites being higher than that at Company owned and controlled mining sites, gross profit and gross profit margin for the Company’s own mining operations decreased in the second half of 2024, despite the increase in self-mining revenue recognized by the Company in the second half of 2024 compared to the first half of 2024.

Sales of Mining Machines

Unit: in USD	For the Year Ended December 31, 2024 (Unaudited)	For the Year Ended December 31, 2023
Revenues	191,409,499	219,782,989
Cost of sales	52,970,383	25,389,335
Gross profit	138,439,116	194,393,654
Gross profit margin %	72%	88%

In the fiscal year ended December 31, 2024, our mining machine sales revenue decreased by US$28 million, or 13%, compared to the fiscal year ended December 31, 2023. Our overall gross profit margin decreased from 88% in fiscal year 2023 to 72% in fiscal year 2024. Despite an increase in the number of machines sold in the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023, we experienced a decrease in revenue and gross profit from the sales of mining machines, as a result of a decrease in the unit price of machines sold due to intensified market competition.

Hosting Revenue

Unit: in USD	For the Year Ended December 31, 2024 (Unaudited)	For the Year Ended December 31, 2023
Revenues	6,247,292	482,186
Cost of hosting revenue	4,782,667	488,837
Gross profit	1,464,626	-6,651
Gross profit margin %	23%	-1%

In the fiscal year ended December 31, 2024, our hosting business revenue increased by US$5.76 million, or 1,200%, compared to the fiscal year ended December 31, 2023. Our overall gross profit margin increased from (-1)% in fiscal year 2023 to 23% in fiscal year 2024. The reason for the increase in revenue generated from hosting business is an increase in the average number of mining machines we hosted for customers in the fiscal year ended December 31, 2024, compared to the fiscal year ended December 31, 2023. We generated gross loss in fiscal year 2023 from hosting business due to one-time costs and initial investments associated with introducing hosting services as a new line of business, and we believe that the 23% gross profit margin we generated in the fiscal year ended December 31, 2024 is within reasonable market range.

Mining Pool Revenue

Unit: in USD	For the Year Ended December 31, 2024 (Unaudited)	For the Year Ended December 31, 2023
Revenues	58,747,034	24,003,122
Cost of mining pool revenue	58,178,972	23,765,150
Gross profit	568,062	237,972
Gross profit margin %	0.97%	0.99%

In the fiscal year ended December 31, 2024, our mining pool business revenue increased by US$34.74 million, or 144%, compared to the fiscal year ended December 31, 2023. Our overall gross profit margin decreased from 0.99% in fiscal year 2023 to 0.97% in fiscal year 2024. The main reason for the increase in mining pool business revenue is an increase in the aggregate computing power of our mining pool in the fiscal year ended December 31, 2024 compared to the fiscal year ended December 31, 2023.

● Explain why you provide a range for the information provided and why you cannot provide a narrower range or an exact number.

Response: In response to the Staff’s comment, we revised our disclosure on pages 2 through 4 of Amendment No. 1 to Registration Statement on Form F-1 to provide estimated unaudited numbers for our revenue, costs of revenue, gross profit, and gross profit margins for the fiscal year ended December 31, 2024. The disclosed estimated numbers are unaudited and are subject to change after the audit process is complete.

Capitalization, page 89

3. As previously requested in comment 7 of our letter dated March 1, 2023, please revise your table to depict total capitalization. We note that you currently only reflect the components of equity without showing total shareholders' equity.

Response: In response to the Staff’s comment, we revised the table on page 92 of Amendment No. 1 to Registration Statement on Form F-1 to depict total capitalization.

Exhibits

4. With respect to Exhibit 99.11, Request for Waiver and Representation under Item 8.A.4 of Form 20-F, please revise to specifically state whether you are required to comply with the 12-month requirement in any other jurisdiction outside the United States. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we revised exhibit 99.11, Request for Waiver and Representation under Item 8.A.4 of Form 20-F, to specifically state that we are not required to comply with the 12-month requirement in any other jurisdiction outside the United States.

* * * * * * * * * * * * * * * *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li, Esq. at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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